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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ValueVision Media, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
92047K-10-7
(CUSIP Number)
Brian Jozwiak
Fine Capital Partners, L.P.
152 West 57th Street, 37th Floor
New York, New York 10019
Tel. No.: (212) 492-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

August 23, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	92047K-10-7

1	NAMES OF REPORTING PERSONS: Fine Capital Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1192223

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,912,060

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,912,060

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,912,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	92047K-10-7

1	NAMES OF REPORTING PERSONS: Fine Capital Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1179514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,912,060

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,912,060

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,912,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	92047K-10-7

1	NAMES OF REPORTING PERSONS: Debra Fine

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		1,912,060

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,912,060

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,912,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
Item 1. Security and Issuer
     This Schedule 13D relates to shares of common stock, $0.01 par value (“Common Stock”), of ValueVision Media, Inc., a Minnesota corporation (the “Issuer”), directly owned by private investment funds managed by Fine Capital Partners, L.P., a Delaware limited partnership (“FCP”). The Issuer’s principal executive offices are located at 6740 Shady Oak Road, Eden Prairie, Minnesota 55344-3433.
Item 2. Identity and Background
     (a) This statement is filed by (i) FCP, as the investment manager to certain private investment funds, with respect to shares owned by such private investment funds, (ii) Fine Capital Advisors, LLC, a Delaware limited liability company (“FCA”), as the general partner of FCP, and (iii) Ms. Debra Fine, a principal of FCP and FCA, with respect to the shares owned by such private investment funds (the persons mentioned in (i), (ii) and (iii) are referred to as the “Reporting Persons”). Ms. Fine is the sole Manager of FCA and the President of FCP. Brian Jozwiak is the Chief Financial Officer and Chief Operating Officer of the Reporting Persons.
     (b) The business address of each of the Reporting Persons and each of the other executive officers of FCP is 152 West 57th Street, 37th Floor, New York, New York 10019.
     (c) FCP provides investment management services to private individuals and institutions. FCA serves as the general partner of FCP. The principal occupation of Ms. Fine is investment management. The principal occupation of Mr. Jozwiak is Chief Operating Officer and Chief Financial Officer of FCP and its affiliates.
     (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) FCA is a Delaware limited liability company. FCP is a Delaware limited partnership. Ms. Fine and Mr. Jozwiak are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration
     The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the private investment funds is approximately $22,212,322. Ms. Fine, FCP and FCA do not directly own any shares of Common Stock.
Item 4. Purpose of the Transaction
     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchase of the shares of the Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for acquiring control of the Issuer. Depending on price, availability, market conditions and other factors that may affect their judgment, the Reporting Persons may acquire additional shares or dispose of any or all of their shares. The Reporting Persons do not currently intend to acquire the Issuer or to control the management and policies of the Issuer.
Item 5. Interest in Securities of the Issuer
     (a) As of September 5, 2006, Ms. Fine beneficially owns 1,912,060 shares of Common Stock, which represents 5.11% of the Issuer’s outstanding shares of Common Stock. FCP, FCA and Ms. Fine direct the voting and disposition of 1,912,060 shares of Common Stock representing 5.11% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the number of shares of Common Stock beneficially owned by each Reporting Person as of September 5, 2006 as set forth in this Schedule 13D, by (ii) the 37,415,718 shares of Common Stock outstanding as of June 12, 2006, based upon the Issuer’s Report on Form 10-K filed with the Securities and Exchange Commission on June 15, 2006.
     (b) Ms. Fine and FCP have the power to vote and dispose of all of the shares of Common Stock held by the private investment funds.
     (c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty days are listed as Exhibit 1 attached hereto and made a part hereof.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Not Applicable.

Item 7. Material to be Filed as Exhibits
Exhibit 1 Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

Exhibit 2 Joint Filing Agreement dated September 5, 2006, among the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2006

FINE CAPITAL PARTNERS, L.P.

	By:	Fine Capital Advisors, LLC, its general partner

		By:	/s/ Debra Fine

		Name:	Debra Fine
		Title:	Manager

FINE CAPITAL ADVISORS, LLC

	By:	/s/ Debra Fine

	Name:	Debra Fine
	Title:	Manager

/s/ Debra Fine

Debra Fine

EXHIBIT 1

	Number of Shares
Date	Purchased/(Sold)	Price per Share
6/27/2006	25,000	$10.95
6/28/2006	20,000	$10.86
7/5/2006	42,800	$10.35
7/14/2006	100,000	$9.98
7/20/2006	125,000	$10.70
7/21/2006	30,000	$10.46
7/24/2006	123,000	$10.60
7/25/2006	6,100	$10.68
7/26/2006	3,000	$10.50
7/26/2006	10,400	$10.50
7/27/2006	40,000	$10.65
8/1/2006	10,000	$10.30
8/4/2006	20,000	$10.57
8/7/2006	18,000	$10.51
8/9/2006	25,000	$10.69
8/11/2006	14,000	$10.56
8/14/2006	25,000	$10.74
8/16/2006	30,000	$10.47
8/21/2006	2,400	$10.70
8/22/2006	20,000	$10.80
8/23/2006	45,300	$10.50

EXHIBIT 2
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value, of ValueVision Media, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 5, 2006.

FINE CAPITAL PARTNERS, L.P.

By:	Fine Capital Advisors, LLC, its general partner

	By:	/s/ Debra Fine

	Name:	Debra Fine
	Title:	Manager

FINE CAPITAL ADVISORS, LLC

By:	/s/ Debra Fine

Name:	Debra Fine
Title:	Manager

/s/ Debra Fine

Debra Fine